**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated July 1, 2022

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **DEALING IN SECURITIES BY A DIRECTOR OF ANGLOGOLD ASHANTI LIMITED**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

DEALING IN SECURITIES BY A DIRECTOR OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that a director has dealt in securities of the Company, after having received clearance to do so.

Details of the transaction is provided below:

Name of director	Albert Garner
Name of company	AngloGold Ashanti Limited
Date of transaction	29 June 2022
Nature of transaction	On-market purchase of American Depositary Receipts
Class of security	American Depositary Receipts*
Number of securities purchased	5,000
Price per security	US$15.92
Value of transaction (excluding fees)	US$79,600
Nature and extent of interest	Direct, Beneficial
Clearance to deal	Obtained

*1 American Depositary Receipt is equivalent to 1 AngloGold Ashanti ordinary share

ENDS

01 July 2022
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey	+61 08 9435 4603/ +61 400 072 199	amaxey@anglogoldashanti.com
Chipo Mrara	+27 11 637 6012/+27 60 571 0797	camrara@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

| Andrea Maxey | +61 08 9435 4603/ +61 400 072 199 | amaxey@anglogoldashanti.com |
| Yatish Chowthee | +27 11 637 6273 / +27 78 364 2080 | yrchowthee@anglogoldashanti.com |

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	AngloGold Ashanti Limited
Date: July 1, 2022	
	By: /s/ LM GOLIATH
	Name: LM Goliath
	Title: Company Secretary